SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On May 13, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS ANNOUNCES SALES TO FLAT
PANEL DISPLAY (FPD) MARKET

EVS UNVEILS A SERIES OF PRODUCTS FOR FPD MANUFACTURERS

Yoqneam, Israel, May 13, 2004—Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that Yuravision, a South Korean company that is in the process of being acquired by EVS, has been selected by large manufacturers of LCD repair systems in South Korea as its partner to supply LCD repair software (LRS) to detect defects of 2-5(mu)m at various stages of the Gen 6 and Gen 7 production process. This is an OEM (Original Equipment Manufacturer) agreement for an initial period of one year, valued at approximately $250,000 and is expected to be renewed annually.

The LRS software enables manufacturers to identify defects on the microstructure of an LCD screen in order to align a laser beam to repair screen defects, increasing the yield of LCDs. It offers customers simple integration, is easily upgradeable and scaleable at competitive prices.

Mr. Jung-Un Na, Manager of Yuravision said: “This order for LRS was received following successful on-site testing at our customer facilities in South Korea, during which we validated the accuracy of the system and its ability to meet the needs of key customers in the industry. We look forward to further developing our relationship with customers in the LCD industry to supplying them with additional systems that will be implemented at different process stages, resulting in a substantial yield improvement.

Additionally, the Company’s microelectronics division has developed a new suite of products for the inspection of LCDs. These patent pending products include the Mura Judgment System (MJS), a Bare Glass Inspection (BGI) system and LCD Repair Software (LRS).

The MJS is an automatic optical inspection system (AOI) for the inspection of the LCD module and of finished LCDs for minor contrast defects that are visible to the human eye. It is fully compliant with industry standards, can be implemented at various stages of the manufacturing process and is highly efficient, with a low cost of ownership relative to competing solutions.

The BGI system is an in-line AOI system for the inspection of LCD Bare Glass with the ability to detect scratches and defects with sizes of 5-20 (mu)m. This system is capable of both outgoing inspection, for glass manufacturers and incoming inspection for glass users. It is highly scaleable, able to be adapted to changing substrates and offers a cost of ownership approximately 50% less than that of competing solutions.

EVS’s President & CEO, Mr. Zami Aberman said: “We are pleased to see that EVS together with Yuravision, is establishing its position as a supplier of AOI solutions to the LCD industry. I am confident that our newly launched LCD product line, in conjunction with EVS’ products for wafer inspection, will strengthen our position as a supplier of AOI solutions for the microelectronics industry and will ensure the Company’s long-term success. We believe that the strategic decision to invest efforts in the development of new products for the microelectronics industry, along with our M&A activities, has already proven beneficial and will continue to add value to the Company on a going forward basis.”

About the Company:
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and microelectronics industries. The Company’s product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Contact:
Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il; 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: May 13, 2004